news release

Zi Corporation Licenses eZiText® to Nintendo for
Revolutionary Wii Games Console

eZiText® Enters Rapidly Expanding Global Video Gaming Industry

CALGARY, ALBERTA, November 6, 2006 - Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, today announced that it has signed, exclusive licensing agreement with Nintendo Co., Ltd. to embed its predictive text input technology, eZiText, into Wii, Nintendo's revolutionary new video games console. Wii launches on 19th November in North America, 2nd December in Japan and 8th December in Europe.

"Nintendo is a worldwide leader in video game systems and has a reputation for bringing innovative technology to the market," said Milos Djokovic, President and CEO, Zi Corporation. "By embedding eZiText in Wii, Nintendo is empowering its customer with a more user friendly method for text input."

"This announcement heralds the future use of eZiText outside of conventional mobile usage," continued Djokovic. "The global gaming industry has become a worldwide phenomenon and is becoming an important new avenue for the distribution of our products. As such, we will continue to progressively pursue new gaming customers."

Nintendo characterizes Wii as a console that "will revolutionize how people play games…it will entice new players into the world of video games by offering a variety of entertainment, information and communication channels."

The announcement with Nintendo is the third entrance into the multi-billion dollar international gaming industry for Zi products and the second agreement with Nintendo, a well-known Japanese company and a global leader in video gaming. In 2005, Zi licensed its Decuma® handwriting recognition technology to Nintendo for use in the Nintendo DS handheld video game system. Also in early 2005, Gizmondo Europe Ltd embedded Zi Corporation's eZiTap™ predictive text technology into a feature-rich handheld entertainment console.

About Nintendo Co., Ltd.

The worldwide leader and innovator in the creation of interactive entertainment, Nintendo Co., Ltd., of Kyoto, Japan, manufactures and markets hardware and software for its popular home and portable video game systems. For more information about Nintendo, visit the company's Web site at www.nintendo.com.

Intelligent Interface Solutions

About Zi Corporation

Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company provides device manufacturers and network operators with a full range of intuitive and easy-to-use input solutions, including: eZiType™ for keyboard prediction with auto-correction; eZiText® for one-touch predictive text entry; Decuma® for predictive pen-input handwriting recognition; and the Qix™ search and service discovery engine to enhance the user experience and drive service usage and adoption. Zi's product portfolio dramatically improves the usability of mobile phones, PDAs, gaming consoles and television set-top boxes and the applications on them including SMS, MMS, e-mail and Internet browsing. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

This release may be deemed to contain forward-looking statements, which are subject to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Zi Corporation that involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: the growth trends in the input technology industry; new product development; global economic conditions and uncertainties in the geopolitical environment; financial and operating performance of Zi's OEM customers and variations in their customer demand for products and services; the ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies; dependence on the introduction and market acceptance of new product offerings and standards; rapid technological and market change; matters affecting Zi Corporation's significant shareholder; litigation involving patents, intellectual property, and other matters; the ability to recruit and retain key personnel; Zi Corporation's ability to manage financial risk; currency fluctuations and other international factors; potential volatility in operating results and other factors listed in Zi Corporation's filings with the Securities and Exchange Commission. Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change. Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information. Such information speaks only as of the date of this release.

Zi, eZiType, eZiText, Decuma and Qix and are either trademarks or registered trademarks of Zi Corporation. All other trademarks are the property of their respective owners.

For more information:

For Zi Corporation:

GBCS PR
Brian Dolby
brian@gbcspr.com
+44 (0) 115 948 6901

Allen & Caron Inc.
Jill Bertotti (investors)
jill@allencaron.com
Len Hall (media)
(949) 474-4300

Intelligent Interface Solutions